Exhibit 10.6

PERSONAL AND CONFIDENTIAL

May 9, 2018

Ms. Darcie Karol

Dear Darcie:

I am pleased to confirm our offer for the position of Senior Vice President, Human Resources with Invacare Corporation, reporting directly to me and overseeing the company’s global human resources function.

The following represents the terms and conditions of your employment:

COMPENSATION

Salary – Your starting base salary for this position will be $295,000.00 when calculated on an annual basis. This rate is calculated for convenience purposes only and is not intended to be construed as a contract of employment for any fixed period of time.

Annual Bonus – You are eligible to participate in the Key Management Incentive Plan at the 50% level. Evaluation of your performance will be made on a pro-rata basis, determined by your length of service in 2018. Payment of any 2018 bonus earned under this plan will be made in 2019.

Restricted Stock – Upon acceptance of our offer and commencement of employment, you will be eligible to receive a restricted stock grant in the amount of 5,000 restricted shares.  The restricted stock will vest 100% after three years.  Restricted Shares are granted, subject to approval of the Compensation and Management Development Committee (the “Compensation Committee”), on your start date.  Once granted, you will receive an Award Agreement with additional details about the restricted shares.  Subject to review and approval by the Compensation Committee of the Board of Directors of Invacare Corporation, you will be eligible to receive restricted stock grants on an annual basis pursuant to the Equity Compensation Plan.

Severance Benefit – In the event that your employment is terminated by Invacare for any reason other than for cause, you will be entitled to receive a severance benefit in the amount equal to twelve months of your base salary in effect at the time of termination. For purposes of this paragraph, termination by Invacare for cause shall mean termination by Invacare due to your (a) fraud, (b) embezzlement of company assets, (c) intentional violation of law, (d) violation of company policy, (e) substantial failure to perform the duties and responsibilities of your position, (f) conduct which adversely affects Invacare’s business reputation or which is otherwise contrary to the best interests of Invacare or (g) a breach of the terms of this letter or the Technical Information and Non-

INVACARE CORPORATION

One Invacare Way, P. O. Box 4028, Elyria, Ohio 44036-2125 USA
440-329-6000 www.invacare.com

Competition Agreement and conflict of interest documents referred to below. Termination by Invacare for any of the reasons set forth in (a)-(g) of the preceding sentence shall be termination for cause. Your entitlement to severance benefits described in this paragraph are conditioned upon your signing a separation and release agreement in a form reasonably acceptable to Invacare.

Change of Control – As an executive officer, you will be given a Change of Control Agreement which includes provisions for a lump sum amount, as more fully described in the Change in Control Agreement.

BENEFITS

Health Benefits – You will be eligible to participate in Invacare’s comprehensive benefits program which includes medical, prescription, dental, vision coverage, life insurance, short- and long-term disability. This program will be available to you on the first day of the month following employment and is described in the attached Benefits Overview.

Retirement Plan – The Invacare Retirement Savings Plan includes a 401(k) program, Employer Match and a Discretionary Invacare Quarterly Contribution (IQC). You may begin contributing to the 401(k) program immediately and will be eligible to receive the Employer Contributions after six months of service. Should you choose to participate in the 401(k) program, Invacare will make matching contributions equal to 100% of the first 1% of your salary deferrals, plus 50% of the next 2% of your salary deferrals after you have completed six months of service.

Enhanced Retirement Plan – Additionally, because your annual income meets or exceeds the IRS Highly Compensated Limit, you will be eligible to participate in our non-qualified retirement savings plan, the Deferred Compensation Plan (“dcPlus Plan) effective January 1 of next year. This plan allows you to maximize salary deferrals and employer contributions on compensation that exceeds annual limits.

Vacation – You are eligible for four weeks of vacation.

EXECUTIVE BENEFITS

Health Management Program – You will be eligible to participate in the Executive Health Management Program at the Cleveland Clinic Department of Preventative Medicine.

Relocation & Related Taxes – You will be eligible for the company’s relocation program. Per the guidelines in the attached relocation policy, if you voluntarily terminate employment or are terminated for cause within twenty-four (24) months from the effective date of relocation or hire, relocation benefits will cease immediately and you must repay all or a prorated amount of the relocation expenses previously reimbursed or paid by the Company. Details of the package are provided in the attached Relocation Policy and Benefit Package. To participate in the company’s program, please contact Ann Wilgor, Invacare’s Relocation Administrator, at (440) 329-6006 to begin the process. Please do not contact a realtor or related party prior to contacting Ann.

This offer is contingent upon verification of your eligibility for employment under the provisions of the Immigration Reform and Control Act of 1986. Prior to the first day you report for work, you will receive an email directing you to complete Section I of the Federal I-9 form on-line. On the first day you report for work, please bring with you a valid driver’s license and original Social Security card, or other identification acceptable for employment identification, and present it to your Human Resources representative.

You will be required to review and sign a Technical Information and Non-Competition agreement, and a conflict of interest document as a condition of your employment.

This offer is also contingent upon you successfully completing a pre-employment drug screen, background investigation and reference-checking process. Upon accepting this offer, you will receive an email instructing you how to initiate the background investigation through our on-line vendor. You will receive a second email with instructions for completing your pre-employment drug screen at a local drug screening facility.

To facilitate your understanding of the Cleveland area, we will engage you with Executive Arrangements to introduce you to the various communities in Northeast Ohio.

Darcie, we are excited about having you join the Invacare team and would appreciate a response no later than Friday, May 11. Upon signing this offer letter, your tentative start date will be June 4, 2018, although we would like to have you join us as soon as practical. In the interim, please contact Kevin DeLury at (440) 329-6706 or me if you have questions.

Sincerely,

/s/ Matthew E. Monaghan

Matthew E. Monaghan
Chairman, President and CEO

MEM:dlw
Attachments: 5

To acknowledge acceptance of this offer, please sign below and return a copy of this letter to me.

/s/ Darcie Karol                        5/9/2018
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Signature                            Date